Exhibit 99.14

CONSENT OF EXPERT
March 28, 2025
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Sean McKinley, do hereby consent to the filing of the written disclosure regarding:

•Sections 7, 8, 9, 10, and 23 of the Technical Report, Olympias Mine, Greece, effective December 31, 2023;
•sections 7, 8, 9, 10, and 23 of the Technical Report, Efemçukuru Gold Mine, Turkey, effective December 31, 2023;
•sections 7, 8, 9, 10, and 23 of the Technical Report, Kişladağ Gold Mine, Turkey, effective January 17, 2020, as well as section 14.7, originally prepared by Stephen Juras;
•the Skouries open pit and underground Mineral Resources;
•the Sapes underground and open pit Mineral Resources;
•the Piavitsa underground Mineral Resources;
•the Perama Hill open pit Mineral Resources;
•the Perama South open pit Mineral Resources;
•the Certej Mineral Resources; and
•other information pertaining to these projects

and the use of my name in (i) the Annual Information Form for the year ended December 31, 2024 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2024 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Sean McKinley
Sean McKinley, P.Geo.